DC
No Act


UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


06023008

January 26, 2006

Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2006

Re: Borders Group, Inc.
Incoming letter dated December 19, 2005

Dear Mr. Carney:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to Borders by John Chevedden. We also have received letters from the proponent dated December 26, 2005 and January 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser



Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

**Borders Group, Inc.**
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1977
f: 734-477-1370
www.tcarney@bordersgroupinc.com

RECEIVED
2005 DEC 21 PM 4:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**BORDERS GROUP**

SEC MAIL PROCESSING RECEIVED DEC 2 1 2005 WASH. D.C. 213 SECTION

December 19, 2005

***Via Federal Express***
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

**Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden**

Ladies and Gentlemen:

Borders Group, Inc. (the "Company") has received a shareholder proposal from Mr. John Chevedden for consideration at the Company's 2006 Annual Meeting of Shareholders, which is scheduled to be held on May 25, 2006. Mr. Chevedden's proposal (the "Proposal") provides for a request by shareholders that the Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. For the reasons set forth below, the Company intends to omit Mr. Chevedden's proposal (the "Proposal") from the proxy statement and form of proxy for the 2006 Annual Meeting.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are: (i) the original and five copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and (ii) six copies of the Proposal. A copy of this letter is also being sent to Mr. Chevedden to notify him that the Company intends to omit the Proposal from the Company's proxy statement for its 2006 annual meeting.

By way of background, Mr. Chevedden presented a proposal on poison pills at the Company's 2003 Annual Meeting of Shareholders and the shareholders of the Company approved the proposal. Subsequent to the 2003 Annual Meeting and consistent with the shareholder vote, on February 4, 2004, the Board of Directors of the Company adopted the following Policy Statement on Poison Pills (the "Policy"):

> "Borders Group, Inc. does not have a "poison pill" or shareholder rights plan and the Board considers it unlikely that such a plan would be considered in the future.
>
> If Borders Group, Inc. ever were to adopt a rights plan, the Board would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval.

> If a rights plan is adopted without prior shareholder approval, the plan must either be ratified by shareholders or must expire, without being renewed or replaced, within one year."

Despite the Company's adoption of the Policy, Mr. Chevedden attempted to have a poison pill proposal similar to his current Proposal presented at the Company's 2004 Annual Meeting, and the Commission concurred with our view that the adoption of the Policy substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10). Six copies of the Commission's letter dated March 1, 2004 are enclosed herewith.

The Company intends to omit the Proposal because it believes that, by adopting and maintaining the Policy, the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10). The Policy specifically requires that the Company's shareholders must either approve the adoption of any poison pill or, in limited circumstances, ratify it within one year after the adoption of the poison pill.

Not only does the Policy address the rights of shareholders with respect to poison pills, but it also provides greater safeguards to the shareholders of the Company than the Proposal. The Proposal merely requests that the Board redeem any future or current poison pill unless it is subject to a shareholder vote. Under the Proposal, the Company could adopt a poison pill without shareholder approval, and would not be required to redeem it, as long as it had been subject to a vote of shareholders. Thus, even if the shareholders voted against the poison pill, the Proposal would not preclude the adoption of the poison pill or require that it be redeemed, since it would have been subject to a shareholder vote. Under the Policy, on the other hand, the adoption of any poison pill without shareholder approval would require the vote of a committee consisting solely of independent directors, and the poison pill would expire after one year if shareholders did not ratify it.

On the basis of the foregoing, it is the Company's position that the Proposal may be omitted from the Company's proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(10). Borders Group, Inc. respectfully requests the concurrence of the staff of the Commission in this position.

If you have any questions concerning this matter, please contact the undersigned at 734-477-1977 or via email at tcarney@bordersgroupinc.com.

Sincerely,

Thomas D. Carney
Vice President and General Counsel

TDC:kk
Enclosures

cc: John Chevedden

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Gregory Josefowicz
Chairman
Borders Group, Inc. (BGP)
100 Phoenix Drive
Ann Arbor, MI 48108
PH: 734-477-1100
FX: 734-477-4538

12-19-05
UPDATE

Dear Mr. Josefowicz,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,

John Chevedden
Shareholder

November 25, 2005

cc: Thomas Carney
PH: 743-477-1100
FX: 734-477-1370
FX: 734-477-1285

[December 19, 2005 Update]
**3 – Redeem or Vote Poison Pill**

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders' views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt valuable insight are key elements. A poison pill sunset will not substitute for a shareholder vote. Charter or bylaw inclusion if practicable.

Thus there would be no loopholes to allow our board to override a shareholder vote requirement as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill (combined with a regularly scheduled election) and thus save our company the added expense of a special meeting. To give our board valuable insight on shareholders' views of their poison pill, a vote would be held even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

Our company has no policy that would prevent our board from turning around and readopting a poison pill if our board attempted to exclude our vote by terminating a poison pill

It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good way to implement a proposal calling for a vote as soon as possible.

Under the current company policy, our board could put us to the added expense and shareholder inconvenience of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent more money for special solicitations.

**68% yes-vote**

We as shareholders voted in support of this topic:

| Year | Yes Vote (based on yes and no votes cast) |
|---|---|
| 2003 | 68% |

Our company even excluded us from repeating our 68%-vote in 2004. Further details are in *Borders Group, Inc.* (March 1, 2004) available through *SECnet* http://www.wsb.com/.

The above 2003 shareholder proposal with our 68%-support asked Borders to have shareholder approval of all poison pills. Borders adopted such a shareholder approval but with a perplexing loophole allowing a pill without shareholder approval. The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill – have not implemented this type of proposal.

The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends:

• Adoption of this proposal topic.
• Adoption of proposals which wins one majority shareholder vote.

**Redeem or Vote Poison Pill**
**Yes on 3**

---

Notes:
I do not believe that the Securities and Exchange Commission has previously excluded a rule 14a-8 proposal on this topic which stated: "A poison pill sunset will not substitute for a shareholder vote."

The above format is the format submitted and intended for publication.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2004

MAR - 9

Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

Re: Borders Group, Inc.
Incoming letter dated February 5, 2004

Dear Mr. Carney:

This is in response to your letter dated February 5, 2004 concerning the shareholder proposal submitted to Borders by John Chevedden. We also have received a letter from the proponent dated February 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

March 1, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Borders Group, Inc.
Incoming letter dated February 5, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote, at the earliest possible shareholder election. The supporting statement of the proposal clarifies that directors have the "flexibility to ignore" shareholder input.

There appears to be some basis for your view that Borders may exclude the proposal under rule 14a-8(i)(10). We note Borders' representation that it has adopted a policy that requires a shareholder approval in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Borders omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Borders did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee
Special Counsel

**CFLETTERS**

**From:** J [olmsted7p@earthlink.net]
**Sent:** Wednesday, January 18, 2006 12:23 AM
**To:** CFLETTERS
**Cc:** tcarney@bordersgroupinc.com
**Subject:** #2 Re Borders Group, Inc. (BGP) No-Action Request John Chevedden

#2 Re Borders Group, Inc. (BGP) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Borders Group, Inc. (BGP)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This adds to the initial December 26, 2005 response to the Borders Group December 19, 2005 no action request. The company has not responded since the December 26, 2005 proponent letter. This response is based on the timely December 19, 2005 Update of the rule 14a-8 proposal. The company apparently accepted this December 19, 2005 Update as the subject of its December 19, 2005 no action request in a December 20, 2005 fax sent to the proponent stating: "Therefore, please substitute the attached updated proposal for your earlier proposal that we faxed to you yesterday [as part of the company no action request]."

The "Resolved" text of the updated rule 14a-8 proposal states:
[December 19, 2005 Update]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders' views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt valuable insight are key elements. A poison pill sunset will not substitute for a shareholder vote. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a shareholder vote requirement as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill (combined with a regularly scheduled election) and thus save our company the added expense of a special meeting. To give our board valuable insight on shareholders' views of their poison pill, a vote would be held even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

"Our company has no policy that would prevent our board from turning around and readopting a poison pill if our board attempted to exclude our vote by terminating a poison pill

"It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good way to implement a proposal calling for a vote as soon as possible.

"Under the current company policy, our board could put us to the added expense and shareholder inconvenience of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent more money for special solicitations."

The company fails to address these sentences of the rule 14a-8 proposal:
1) "A poison pill sunset will not substitute for a shareholder vote."
2) "Thus there would be no loophole to allow exceptions to override the implementation of a shareholder vote as soon as may be practicable."
3) "It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded. The company cites no precedent regarding a rule 14a-8 poison pill proposal with the "no loophole" text or "A poison pill sunset will not substitute for a shareholder vote."

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable.
The "Policy" states:
"If Borders Group, Inc. ever were to adopt a rights plan [poison pill], the Board would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval."

There are no guidelines or example to direct the board in determining the generalized "best interests of shareholders" under the company's specific policy. The company is not specific on which shareholders could it mean the shareholders who attend the board meetings? The company does not cite any consequences for the committee or board if they substitute their own entrenchment or any other reason for "best interests of shareholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board's entrenchment.

There are no examples of the type of vague "timing constraints" the policy intends or the even more vague "other reasons."

"A committee consisting solely of independent directors" could mean a committee of only two directors could adopt a pill without any shareholder vote. Or it could mean a committee of three directors by a bare 2-to-1 vote or a committee of 5 by a 3-to-2 vote or a committee of 7 by a 3-to-2 vote with 2 abstentions.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "best interests of shareholders" and the directors own personal interest in continued longevity at Borders and continued access to attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Borders.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Carney
tcarney@bordersgroupinc.com

**CFLETTERS**

| | |
|---|---|
| **From:** | J [olmsted7p@earthlink.net] |
| **Sent:** | Monday, December 26, 2005 1:01 PM |
| **To:** | CFLETTERS |
| **Cc:** | tcarney@bordersgroupinc.com |
| **Subject:** | Re Borders Group, Inc. (BGP) No-Action Request John Chevedden |

Re Borders Group, Inc. (BGP) No-Action Request John Chevedden


JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872


December 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Borders Group, Inc. (BGP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is an initial response to the Borders Group December 19, 2005 no action request. This response is based on the timely December 19, 2005 Update of the rule 14a-8 proposal. The company apparently accepted this December 19, 2005 Update as the subject of its December 19, 2005 no action request in a December 20, 2005 fax sent to the proponent stating: "Therefore, please substitute the attached updated proposal for your earlier proposal that we faxed to you yesterday [as part of the company no action request]."

The "Resolved" text of the updated rule 14a-8 proposal states:
[December 19, 2005 Update]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders[1] views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt valuable insight are key elements. A poison pill sunset will not substitute for a shareholder vote. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a shareholder vote requirement as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill (combined with a regularly scheduled election) and thus save our company the added expense of a special meeting. To give our board valuable insight on shareholders[1] views of their poison pill, a vote would be held even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

"Our company has no policy that would prevent our board from turning around and readopting a poison pill if our board attempted to exclude our vote by terminating a poison pill

"It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good way to implement a proposal calling for a vote as soon as possible.

"Under the current company policy, our board could put us to the added expense and shareholder inconvenience of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent more money for special solicitations."

The company fails to address these sentences of the rule 14a-8 proposal:
1) "A poison pill sunset will not substitute for a shareholder vote."
2) "Thus there would be no loophole to allow exceptions to override the implementation of a shareholder vote as soon as may be practicable."
3) "It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded. The company cites no precedent regarding a rule 14a-8 poison pill proposal with the "no loophole" text or "A poison pill sunset will not substitute for a shareholder vote."

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable. The company does not define or give examples of these vague words in its "policy:"
1) "timing constraints or other reasons"
2) "best interests of shareholders"

The "Policy" states:
"If Borders Group, Inc. ever were to adopt a rights plan [poison pill], the Board would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee Š determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval."

There are no guidelines or example to direct the board in determining the generalized "best interests of shareholders" under the company's specific policy. The company does not cite any consequences for the committee or board if they substitute their own entrenchment or any other reason for "best interests of shareholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board's entrenchment.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "best interests of shareholders" and the directors own personal interest in continued longevity at Borders and continued access to attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Borders.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Carney
tcarney@bordersgroupinc.com

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Borders Group, Inc.
Incoming letter dated December 19, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is submitted to a shareholder vote as soon as practicable.

We are unable to concur in your view that Borders may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Borders may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel